UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
FOR ANNUAL REPORTS OF EMPLOYEE STOCK
PURCHASE, SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
☒ Annual Report pursuant to Section 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2010.

☐ Transition Report pursuant to Section 15(d) of the Securities Exchange Act of 1934.
Commission File Number: 0-17089
Boston Private Financial Holdings, Inc. 401(k) Profit Sharing Plan
Boston Private Financial Holdings, Inc.
Ten Post Office Square
Boston, Massachusetts 02109

REQUIRED INFORMATION ATTACHED
1.    Audited statements of Net Assets Available for Benefits in accordance with the financial reporting requirements of ERISA.
2.    Audited statements of Changes in Net Assets Available for Benefits in accordance with the financial reporting requirements of ERISA.
3.    Written consent of Independent Registered Public Accounting Firm.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

BOSTON PRIVATE FINANCIAL HOLDINGS, INC. 401(k) PROFIT SHARING PLAN
By:
BOSTON PRIVATE FINANCIAL HOLDINGS, INC. 401(k) PLAN COMMITTEE, as Plan Administrator

/s/ MARTHA T. HIGGINS
July 11, 2011	Martha T. Higgins
Executive Vice President - Human Resources and Member - 401(k) Plan Committee Boston Private Financial Holdings, Inc.

BOSTON PRIVATE FINANCIAL HOLDINGS, INC.
401(k) PROFIT SHARING PLAN
Financial Statements and Supplemental Schedule
December 31, 2010 and 2009
(With Report of Independent Registered Public Accounting Firm Thereon)

BOSTON PRIVATE FINANCIAL HOLDINGS, INC.
401(k) PROFIT SHARING PLAN
All other schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) have been omitted because there is no information to report.

i

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Plan Administrator
Boston Private Financial Holdings, Inc. 401(k) Profit Sharing Plan:
We have audited the accompanying statements of net assets available for benefits of Boston Private Financial Holdings, Inc. 401k Profit Sharing Plan (the Plan) as of December 31, 2010 and 2009, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, Schedule H, Line 4i - Schedule of Assets (Held at End of Year), as of December 31, 2010 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but includes supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of management. This supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ KPMG LLP
Boston, Massachusetts
July 11, 2011

BOSTON PRIVATE FINANCIAL HOLDINGS, INC.
401(k) PROFIT SHARING PLAN
Statements of Net Assets Available for Benefits
December 31, 2010 and 2009

	December 31, 2010	December 31, 2009
Assets:
Cash and cash equivalents	$2,845	$2,798
Investments, at fair value (Notes 3 and 4):
Money market funds	6,445,025	7,198,599
Common stock – Boston Private Financial Holdings, Inc.	787,154	788,988
Self directed brokerage assets (excluding money market investments at December 31, 2010 and 2009 of $740,243 and $1,108,657, respectively)	2,702,820	1,762,899
Diversified investment funds	56,049,506	49,697,640
Total investments	65,984,505	59,448,126
Receivables:
Loans receivable from participants	1,110,881	872,619
Employer contributions	342,128	176,879
Employee contributions	—	15,276
Total receivables	1,453,009	1,064,774
Total assets	67,440,359	60,515,698
Net assets available for benefits	$67,440,359	$60,515,698
See accompanying notes to financial statements.

BOSTON PRIVATE FINANCIAL HOLDINGS, INC.
401(k) PROFIT SHARING PLAN
Statements of Changes in Net Assets Available for Benefits
December 31, 2010 and 2009

	Year ended December 31,
	2010	2009
Additions:
Additions to net assets attributed to:
Investment income and unrealized appreciation of investments:
Dividends and interest income	$1,281,355	$1,273,429
Net appreciation of investments (Note 3)	5,934,721	13,169,276
Total investment income	7,216,076	14,442,705
Contributions:
Participant	6,682,195	8,295,929
Employer	2,526,997	2,537,865
Rollover	526,147	444,739
Total contributions	9,735,339	11,278,533
Total additions	16,951,415	25,721,238
Deductions:
Deductions from net assets attributed to:
Benefits paid to participants	5,285,546	9,238,236
Deemed distributions	5,007	4,106
Expenses	8,923	25,243
Total deductions	5,299,476	9,267,585
Net increase in net assets	11,651,939	16,453,653
Assets transferred into Plan (Note 1(a))	—	3,770,738
Assets transferred out of Plan (Note 1(a))	(4,727,278)	(13,001,271)
Net assets available for benefits:
Beginning of year	60,515,698	53,292,578
End of year	$67,440,359	$60,515,698
See accompanying notes to financial statements.

BOSTON PRIVATE FINANCIAL HOLDINGS, INC.
401(k) PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2010 and 2009
1. Plan Description
The following description of Boston Private Financial Holdings, Inc. 401(k) Profit Sharing Plan (the “Plan”) provides general information only. Participants should refer to the Plan Document for a more complete description of the Plan’s provisions.
(a) General
The Plan is a defined contribution plan with a salary reduction arrangement under Section 401(k) of the Internal Revenue Code of 1986, as amended (the “IRC”), sponsored by Boston Private Financial Holdings, Inc. (the “Company” or “Plan Sponsor”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended. The Plan is a continuation of the Boston Private Bank & Trust Company 401(k) Plan. The Plan includes the following consolidated affiliates (each, along with the Company, a “Participating Employer”) (1):

▪	Boston Private Bank & Trust Company

▪	Borel Private Bank & Trust Company

▪	First Private Bank & Trust

▪	Charter Private Bank (2)

▪	KLS Professional Advisors Group, LLC

▪	Bingham, Osborn & Scarborough, LLC (2)

▪	Davidson Trust Company (2)

▪	Dalton, Greiner, Hartman, and Maher & Co., LLC

▪	Anchor Capital Holdings, LLC
________________________________
(1)    During 2009, the Company divested its interests in five subsidiaries. The Company divested its interest in Westfield Capital Management Company, LP (“Westfield”) in December 2009, Gibraltar Private Bank & Trust Company (“Gibraltar”) and RINET Company, LLC (“RINET”) in September 2009, Sand Hill Advisors, LLC (“Sand Hill”) in June 2009, and Boston Private Value Investors, Inc. (“BPVI”) in April 2009. The employees of these affiliates were treated as terminated employees and were subject to the Plan’s distribution rules for terminated employees under the Plan and as this provision applies to each respective affiliate, as of the date of the respective divestitures.
Participant employees of Westfield were fully vested in their employer contributions and employer discretionary contributions as of the date of divestiture, in accordance with the terms of the Plan. In January, 2010, the assets of participant employees of Westfield were transferred out of the Plan. Total assets transferred out of the Plan in 2010 were $4,727,278 of which $4,725,780 were related to the divestiture of Westfield.
Participant employees of Sand Hill and BPVI were fully vested in their respective employer contributions and employer discretionary contributions as of the respective dates of divestiture, in accordance with the terms of the Plan. Assets of participant employees of these two affiliates were not transferred out to another plan.
In November 2009, the assets of participant employees of RINET were transferred out of the Plan. In December 2009, the assets of participant employees of Gibraltar were transferred out of the Plan. Assets transferred out of the Plan in 2009 totaled $13,001,271.
In these plan-to-plan transfers, participants continue to earn vesting service credit in the successor plan of the divested entity. Accounts transferred to the new plans include employee contributions, employee loans, the employees’ respective employer contributions and employer discretionary contributions.

(2)    In January 2009, the employees of Charter Private Bank (formerly Charter Bank), Bingham, Osborn & Scarborough, LLC, and Davidson Trust Company joined the Plan as new participants. In March 2009, the assets of the Davidson Investment Counselors 401(k) Profit Sharing Plan were merged into the Plan. In April 2009, the assets of the Charter Bank 401(k) Plan were merged into the Plan. Total assets transferred into the Plan in 2009 totaled $3,770,738.
The following table presents the activity of assets transferred into and out of the Plan during 2009 by affiliate.

Date	Affiliate	Assets transferred into/ (out of) the Plan
March 2009	Davidson Trust Company	$1,145,552
April 2009	Charter Bank	2,625,186
November 2009	RINET	(3,518,912)
December 2009	Gibraltar	(9,482,359)
	Net assets transferred out of the Plan	$(9,230,533)
Employees who have attained the age of 21 and completed one hour of service are eligible to make pre-tax contributions and participate in matching contributions on the first day of the calendar quarter following their date of hire. Employees who have attained the age of 21 and meet certain additional requirements are eligible to participate in any discretionary contribution made by their employer beginning on the first day of the calendar quarter and following completion of one year of service.
(b) Contributions
In 2010 and 2009, participants could contribute up to 75% of their eligible pre tax and/or after tax compensation to the Plan but could not exceed the annual dollar limit allowed by the IRC of $16,500. Participant contributions are made through pre-tax 401(k) salary reduction contributions and/or after-tax Roth 401(k) salary reduction contributions. Participants who attained at least fifty years of age during the year could make additional contributions from their eligible pre tax and/or after tax compensation (“catch-up” contributions) of up to $5,500 in 2010 and 2009.
The Participating Employers, at their discretion, may make a matching contribution equal to a set percentage. The percentage of the matching contribution is determined by the Participating Employers' Board of Directors each year. Only the participant’s contribution, up to a maximum of 6% of the participant’s annual compensation or the annual IRC contribution limit, will be eligible for a matching contribution.
Each Participating Employer, in addition to participating employer matching contributions, may elect to make a discretionary contribution. The amount of such contribution, if any, will be determined and voted on by the Board of Directors of each Participating Employer. If such a contribution is made by any Participating Employer in any Plan Year, it will be allocated on a per capita basis.
Participants may contribute to a separate rollover account certain amounts which have been distributed from another tax qualified retirement plan or an individual retirement account. Participants are fully vested at all times for any amounts credited to the rollover account.
(c) Vesting
Participants are immediately vested in their contributions and any account established to hold employer contributions made in Company Stock and Qualified Nonelective Contributions, as defined, plus earnings and less losses thereon.
In the event that a participant reaches normal retirement age before the completion of the vesting periods noted below for matching and discretionary contributions, or employment is terminated due to retirement, death or disability, the participant becomes 100% vested. At any time, the Participating Employers may elect to set forth their own vesting schedule for their employees. Vesting schedules set by the Participating Employers supersede the vesting schedule for the Plan.
Except as noted above for company stock and qualified nonelective contributions, if employment is terminated prior to normal retirement age for reason other than death or disability, the participant becomes vested in accordance with the following schedules:

Employer Matching Contribution		Employer Discretionary Contribution
Years of service	Vesting Percentage	Years of service	Vesting Percentage
Less than 2 years	—%	Less than 1 year	—%
2 years	50%	1 year	20%
3 years	100%	2 years	40%
		3 years	60%
		4 years	80%
		5 years	100%
(d) Payment of Benefits
If the amount of the benefit exceeds $5,000, then the participant may elect to receive the benefit under one or any combination of the following methods:

i.	Lump sum in cash (or in shares of the Company’s common stock to the extent vested accounts are invested in the Company’s Stock Fund);

ii.	Cash payments in quarterly installments over a period of five, ten or fifteen years;

iii.	Maintain vested account balances in the Plan and delay distribution until a participant’s 65th birthday or death, which ever is earlier;

iv.	Transfer vested account balances to the trustee of another tax qualified retirement plan or the trustee or custodian of a participant’s individual retirement account; or
If the amount of the benefit does not exceed $5,000 the participant may elect to receive the benefit under one of the following methods:

i.	Lump sum cash payment;

ii.	Direct rollover to the trustee of another tax qualified retirement plan, as elected by the participant.
However, if the benefit exceeds $1,000 but does not exceed $5,000 and the participant does not elect one of the above options, the benefit is paid out in the following manner:

i.
The distribution shall be made in one lump sum payment in cash (or in shares of the Company’s common stock to the extent vested accounts are invested in the Company’s Stock Fund) if the participant is age 65 or older;

ii.
The administrative committee of the 401(k) Plan (the “Committee”), as appointed by the Board of Directors of the Company will direct Fidelity (the “Trustee” beginning December 1, 2008) to pay the distribution in a direct rollover to an individual retirement plan designated by the Committee in accordance with the Section 401(a) (31) (B) if the participant is under age 65.

If the amount of the benefit does not exceed $1,000 the Committee will direct the Trustee to distribute the benefit to the participant in one lump sum payment in cash (or in shares of the Company’s common stock to the extent vested accounts are invested in the Company’s Stock Fund).
(e) Participant Accounts
Each participant’s account is credited with the participant’s contribution, the employer’s contribution and an allocation of Plan earnings or losses. Participants’ accounts can also be charged with certain expenses, see Note 2(d) Summary of Significant Accounting Policies, for further detail. Upon withdrawal from the Plan, participants are entitled to the amount they have contributed, their Company Stock account, the amount of their employer matching contributions and employer discretionary contributions in which they are vested and any earnings or losses thereon.

(f) Participant Loans
The Plan provides for participant loans with plan administrator approval. The maximum aggregate loan amount that may be outstanding at one time is 50% of a participant’s total vested account balance, not to exceed $50,000. The $50,000 maximum will be reduced by the participant’s highest outstanding loan balance in the previous 12 months, even if amounts have been repaid. A participant may not have more than two loans outstanding at any one time. The minimum loan amount allowed under the Plan is $1,000. Until otherwise determined by the trustee, the interest rate on all loans given shall be the prime rate plus 2%, which the plan administrator considers a market rate of interest.
All loans are required to be repaid within five years of the date of the loan unless the purpose of the loan is to acquire a principal residence, in which case the repayment period can be up to twenty years. Loans receivable from Participants are recorded at their unpaid principal balance plus any accrued interest receivable. Defaults on loans are treated as a distribution of the participant’s account balance.
(g) Participant Investment Options
Participants may elect to suspend contributions at any time. Participants may reallocate their prior and future contributions on a daily basis. Plan participants may direct their investments into shares in a number of diversified investment funds, in addition to the self directed brokerage account (“SDBA”). Participants can change their future contributions on any pay date.
(h) Forfeitures
As of December 31, 2010 and 2009, forfeited nonvested accounts totaled $57,204 and $88,057, respectively. These amounts will be used to reduce future employer contributions. During 2010 and 2009, participant additions to the forfeited accounts were $54,059 and $36,834, respectively, and employer contributions were reduced by $45,765 and $119,801, respectively, from forfeited nonvested accounts.
(i) Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to suspend or discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event the Plan terminates, participants will become fully vested in their employer contributions.
(j) Risk and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

2. Summary of Significant Accounting Policies
(a) Basis of Presentation
The accompanying financial statements have been presented on the accrual basis of accounting. Amounts in the prior year’s financial statements are reclassified whenever necessary to conform with the current year’s presentation.
(b) Investment Valuation and Income Recognition
Investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value of the Company’s common stock, as well as the assets included in self-directed brokerage accounts (primarily marketable equity securities), is based upon quoted market prices. The fair value of the diversified investment funds is measured by the net unit value, which is based on the fair value of the underlying assets of each fund.
Purchases and sales of securities are reflected on the trade date basis. Interest income is recognized on the accrual basis. Dividends are recorded on the ex dividend date. Net appreciation / (depreciation) includes gains and losses on investments bought and sold as well as held during the year.

(c) Participant Loans
Participant loans are valued at the amortized cost.
(d) Administrative Expenses
Certain administrative expenses such as auditing and legal fees are paid directly by the Company and, accordingly, are not reflected in the accompanying financial statements. However, other administrative costs, such as check charges for participant distributions and the annual fee for self directed brokerage accounts, are paid for by the participants. Participant-paid expenses are deducted directly from their account balance and, therefore, are reflected in the accompanying financial statements.
(e) Payment of Benefits
Benefits are recorded when paid.
(f) Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States (“GAAP”) requires the plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
(g) Cash and Cash Equivalents
The Plan considers all highly liquid investments with an initial maturity of three months or less to be cash equivalents.

3. Investments
The following table presents investments that represent 5% or more of the Plan’s net assets at the end of year:

	Number of shares/units	Fair value
December 31, 2010:
American Funds Growth Fund of America-Class R4	$212,045	$6,401,627
American Funds EuroPacific Growth Fund-Class R4	146,722	5,968,644
Fidelity Retirement Money Market Portfolio*†	5,703,747	5,703,747
Self Directed Brokerage Assets†	—	3,443,063
PIMCO Total Return Fund-Institutional Class	523,928	5,684,618
Eaton Vance Large-Cap Value Fund-Class 1	205,582	3,755,992
Spartan U.S. Equity Index Fund-Investor Class	112,331	4,996,493
Fidelity Freedom 2020 Fund*	254,156	3,504,806
December 31, 2009:
American Funds Growth Fund of America – Class R4	$242,460	$6,573,101
American Funds EuroPacific Growth Fund – Class R4	167,466	6,316,828
Fidelity Retirement Money Market Portfolio*†	6,088,914	6,088,914
PIMCO Total Return Fund – Institutional Class	436,833	4,717,801
Eaton Vance Large-Cap Value Fund – Class 1	248,536	4,170,429
Spartan U.S. Equity Index Fund – Investor Class	103,563	4,083,505
Baron Partners Fund	201,366	3,149,363
Fidelity Freedom 2020 Fund*	243,915	3,061,130
____________________
* Represents a party-in-interest to the Plan.
† Included in Self Directed Brokerage Assets at December 31, 2010 and 2009 are money market investments of $740,243 and $1,108,657, respectively.

During 2010 and 2009, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $5,934,721 and $13,169,276, respectively, as shown in the following table:

	For the year ended December 31,
	2010	2009
Common stock – Boston Private Financial Holdings, Inc.	$105,892	$(216,325)
Self directed brokerage assets	311,551	1,080,818
Diversified investment funds	5,517,278	12,304,783
Total investment gains	$5,934,721	$13,169,276

4. Fair Value Measurements
Fair value is defined under GAAP as the exchange price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants on the measurement date. The Company determines the fair values of its financial instruments based on the fair value hierarchy established in ASC 820, Fair Value Measurements and Disclosures (“ASC 820”), which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. ASC 820 describes three levels of inputs that may be used to measure fair value. Financial instruments are considered Level 1 when valuation can be based on quoted prices in active markets for identical assets or liabilities. Level 2 financial instruments are valued using quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or models using inputs that are observable or can be corroborated by observable market data of substantially the full term of the assets or liabilities. Financial instruments are considered Level 3 when their values are determined using pricing models, discounted cash flow methodologies or similar techniques and at least one significant model assumption or input is unobservable and when determination of the fair value requires significant management judgment or estimation. Transfers between levels, if any, are recorded as of the date of the transfer occurred. There were no transfers between levels during 2010 and 2009.
The asset’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.
The following methods and assumptions were used to determine the fair value of investments recorded at fair value in the statements of net assets available for benefits. Money Market Funds, Self Directed Brokerage Accounts (mutual fund portion) and Diversified Investment Funds are valued at quoted market prices, which represent net asset value (“NAV”) of shares held by the Plan at year end. Common Stock – Boston Private Financial Holdings, Inc. and Self Directed Brokerage Accounts (non-mutual fund portion) are valued at the quoted market price reported on the active market on which the individual securities are traded on the last business day of the plan year.
The following tables set forth by level, within the fair value hierarchy, the Plan’s assets at fair value, on a recurring basis, as of December 31, 2010 and 2009:

	Fair value measurements at reporting date using:
Description	At December 31, 2010	Quoted prices in active markets for identical assets (level 1)	Significant other observable inputs (level 2)	Significant unobservable inputs (level 3)
Money market funds	$6,445,025	$6,445,025	$—	$—
Common stock – Boston Private Financial Holdings, Inc.	787,154	787,154	—	—
Self directed brokerage assets	2,702,820	2,556,059	146,761	—
Diversified investment funds	56,049,506	56,049,506	—	—
Total investments measured at fair value	$65,984,505	$65,837,744	$146,761	$—

	Fair value measurements at reporting date using:
Description	At December 31, 2009	Quoted prices in active markets for identical assets (level 1)	Significant other observable inputs (level 2)	Significant unobservable inputs (level 3)
Money market funds	$7,198,599	$7,198,599	$—	$—
Common stock – Boston Private Financial Holdings, Inc.	788,988	788,988	—	—
Self directed brokerage assets	1,762,899	1,698,420	64,479	—
Diversified investment funds	49,697,640	49,697,640	—	—
Total investments measured at fair value	$59,448,126	$59,383,647	$64,479	$—

5. Tax Status
The Internal Revenue Service has determined and informed the Company by a letter dated March 23, 2004, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the determination letter, the Plan administrator and the plan’s tax counsel believe that the plan is designed and is currently being operated in compliance with the applicable requirements of the IRC and therefore believe that the plan is qualified and the related trust is tax-exempt. As of December 31, 2010 the Company has applied with IRS for an updated determination letter and is awaiting a response.
GAAP requires plan management to evaluate tax positions taken by the plan and recognize a tax liability (or asset) if the plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The plan administrator has analyzed the tax positions taken by the plan, and has concluded that as of December 31, 2010, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2007.

6. Related Party Transactions
There are several components of the Plan that qualify as related party transactions. As of December 1, 2008, the Plan’s recordkeeper and trustee migrated to Fidelity Investments Institutional Operations Company, Inc. (“FIIOC”) and Fidelity Management Trust Company (“FMTC”), respectively. On that date, the Plan also adopted new investment options, some of which are mutual funds managed by other subsidiaries of FMR, LLC (the parent company to both FIIOC and FMTC) and therefore qualify as parties-in-interest.
Certain Plan investments are shares of the Company’s common stock. The Company is the Plan Sponsor and, as such, transactions in the Company’s common stock qualify as party-in-interest transactions. The BPFH Stock Fund is a frozen investment option; no new investments are permitted to be directed by Members in the BPFH Stock Fund on or after November 24, 2008. Certain administrative expenses paid directly by the Company (Footnote 2(c)), as well as participant loans (Footnote 1(f)) qualify as party-in-interest transactions.

7. Reconciliation of Financial Statements to IRS Form 5500
The following is a reconciliation of net assets available for benefits as reflected in the financial statements at December 31, 2010 and 2009 to IRS Form 5500:

	At December 31,
	2010	2009
Net assets available for benefits per the financial statements	$67,440,359	$60,515,698
Plan receivables (accrual accounting) not recorded on IRS Form 5500:
Employer contributions	(342,128)	(176,879)
Employee contributions	—	(15,276)
Total current year receivables	(342,128)	(192,155)
Net assets available for benefits per the IRS Form 5500	$67,098,231	$60,323,543
The following is a reconciliation of net increase/ (decrease) in net assets per the financial statements for the years ended December 31, 2010 and 2009 to IRS Form 5500:

	Year ended December 31,
	2010	2009
Net increase in net assets per the financial statements	$11,651,939	$16,453,653
Plan receivables (accrual accounting) not recorded on IRS Form 5500:
Reverse prior year accrual – employer contributions	176,879	340,433
Reverse prior year accrual – employee contributions	15,276	104,549
Total prior year receivables	192,155	444,982
Employer contributions	(342,128)	(176,879)
Employee contributions	—	(15,276)
Change in total current year receivables not recorded	(342,128)	(192,155)
Net impact of receivables not recorded in IRS Form 5500	(149,973)	252,827
Other adjustment	(436)	—
Net impact of receivables and other adjustments not recorded in IRS Form 5500	(150,409)	252,827
Net increase/ (decrease) in plan assets per the Form 5500	$11,501,530	$16,706,480
The majority of reconciling items occur because the IRS Form 5500 is reported on a cash basis whereas the financial statements are reported on an accrual basis.

8. Recent Accounting Pronouncements
In September 2010, the FASB issued ASU No. 2010-25, Reporting Loans to Participants by Defined Contribution Pension Plans, which indicates participant loans should be classified as notes receivable measured at their unpaid principal balance plus any accrued but unpaid interest and that such loans are exempt from the fair value and credit quality disclosure requirements. ASU 2010-25 is effective for periods ending after December 15, 2010 and is required to be adopted retrospectively. Adoption of ASU 2010-25 did not change the value of participant loans from the amount previously reported at December 31, 2009.

9. Subsequent Events
The Company evaluated subsequent events through the date the accompanying financial statements were issued. Pursuant to the requirements of ASC 855, Subsequent Events, there were no events or transactions during the subsequent event reporting period that required disclosure in the financial statements.

BOSTON PRIVATE FINANCIAL HOLDINGS, INC.
401(k) PROFIT SHARING PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2010

(a)	(b) Identity of issuer, borrower, lessor, or similar party	(c) Description of investments		** (d) Cost	(e) Current value
	American Funds Growth Fund of America-Class R4	212,045	shares	—	$6,401,627
	American Funds EuroPacific Growth Fund-Class R4	146,722	shares	—	5,968,644
*	Fidelity Retirement Money Market Portfolio	5,703,747	shares	—	5,703,747
	PIMCO Total Return Fund-Institutional Class	523,928	shares	—	5,684,618
	Spartan U.S. Equity Index Fund-Investor Class	112,331	shares	—	4,996,493
	Eaton Vance Large-Cap Value Fund-Class 1	205,582	shares	—	3,755,992
*	Fidelity Freedom 2020 Fund	254,156	shares	—	3,504,806
***	Self Directed Brokerage Assets	—	shares	—	3,443,063
	Baron Partners Fund	159,370	shares	—	3,278,235
	Baron Growth Fund	62,022	shares	—	3,177,366
	Artisan Mid Cap Value Fund-Investor Class	133,795	shares	—	2,686,603
	Victory Diversified Stock Fund-Class 1 Shares	156,462	shares	—	2,440,813
*	Fidelity Freedom 2030 Fund	163,034	shares	—	2,244,981
*	Fidelity Freedom 2040 Fund	247,721	shares	—	1,984,244
	PIMCO Low Duration Fund-Institutional Class	178,956	shares	—	1,859,352
*	Fidelity Balanced Fund	96,711	shares	—	1,763,036
*	BPFH Stock Fund	120,176	shares	—	787,154
*	Fidelity Freedom 2010 Fund	52,602	shares	—	714,865
	WHG LargeCap Value Fund-Institutional Class	69,030	shares	—	706,178
*	Fidelity Freedom 2025 Fund	57,900	shares	—	667,005
	Van Eck Global Hard Assets Fund-Class A Shares	10,969	shares	—	574,020
	Cohen & Steers Realty Shares, Inc.	7,554	shares	—	441,617
	Longleaf Partners Small-Cap Fund	16,614	shares	—	440,591
	Vanguard Small Cap Index Investor	12,055	shares	—	418,903
	Vanguard Total International Stock	25,143	shares	—	396,247
	Artisan International Fund-Investor Class	16,482	shares	—	357,660
	PIMCO-Real Return Fund-Institutional Class	30,176	shares	—	342,796
*	Fidelity Freedom 2015 Fund	28,831	shares	—	326,939
*	Fidelity Freedom 2035 Fund	21,945	shares	—	251,714
*	Fidelity Freedom Income Fund	19,272	shares	—	217,388
	Vanguard Total Bond Market Investor	14,402	shares	—	152,663
*	Fidelity Freedom 2050 Fund	14,433	shares	—	135,381
*	Fidelity Freedom 2045 Fund	13,608	shares	—	129,140
*	Fidelity Freedom 2005 Fund	1,390	shares	—	15,025
*	Fidelity Freedom 2000 Fund	1,220	shares	—	14,564

*	BPFH Stock Purchase Account (money market account)				1,035
					65,984,505
*	Loans receivable from participants	Interest rates ranging from 4.25% to 10.25%			1,110,881
					$67,095,386
_____________________
*    Represents a party-in-interest to the Plan.
**    Per ERISA guidelines, the cost of investments is not required to be included on this schedule.
***    As investments are participant directed, column c is not applicable/has been eliminated.
See accompanying report of independent registered public accounting firm.